July 12, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Era Anagnosti, Esq.

Re:	Bankwell Financial Group, Inc.
Registration Statement on Form S-4
Filed with the SEC on June 17, 2016
CIK No. 0001505732

Ladies and Gentlemen:

We are providing this letter in response to comments contained in the letter dated July 7, 2016 (the “Letter”) from Era Anagnosti, Legal Branch Chief of the Commission to Ernest J. Verrico, Sr., Executive Vice President and Chief Financial Officer of Bankwell Financial Group, Inc. (the “Company”). The comments and responses are set forth below and are keyed to the comment and the heading used in the Letter.

General

1.	We note that you have not filed an indenture for the New Notes as an exhibit to the registration statement. To the extent that you are relying on an exemption from qualification under the Trust Indenture Act of 1939, please provide us your legal analysis as to why this offering is exempt from the qualification requirements under the Trust Indenture Act of 1939.

Response:

The New Notes, as with the Old Notes, are to be issued without an indenture. The Trust Indenture Act of 1939 Section 304(a)(8) provides an exemption from the use of an indenture for “any security which has been or is to be issued otherwise than under an indenture, but this exemption shall not be applied within a period of twelve consecutive months to an aggregate principal amount of securities of the same issuer greater than the figure stated in section 3(b) of the Securities Act of 1933 limiting exemptions thereunder, or such lesser amount as the Commission may establish by its rules and regulations”. Section 3(b) of the Securities Act of 1933 provides “(2) ADDITIONAL ISSUES.—The Commission shall by rule or regulation add a class of securities to the securities exempted pursuant to this section in accordance with the following terms and conditions:

Securities and Exchange Commission

July 12, 2016

(A) The aggregate offering amount of all securities offered and sold within the prior 12-month period in reliance on the exemption added in accordance with this paragraph shall not exceed $50,000,000”. Further, 17 CFR § 260.4a-1 provides for exempted securities under section 304(a)(8). “The provisions of the Trust Indenture Act of 1939 shall not apply to any security that has been or will be issued otherwise than under an indenture. The same issuer may not claim this exemption within a period of twelve consecutive months for more than $50,000,000 aggregate principal amount of any securities”. The aggregate principal amount of securities to be registered here is $25,500,000. The Company has not previously claimed this exemption with respect to any other securities.

2.	We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). We note, however, that Section 2.5 of the “Form of Subordinated Note” filed as Exhibit 4.2 to the registration statement contemplates the filing of a shelf registration statement for the resale of the shares rather than the filing of a Form S-4 related to the registration of an exchange offer. Please provide us a legal analysis regarding your basis for registering an offer to exchange the Old Notes rather than a resale registration statement.

Response:

You are correct regarding the shelf registration statement reference. The Company filed a S-3 registration statement on July 29, 2015, amended with Amendment S/A on August 27, 2015. The Company also filed a Supplemental Prospectus under the S-3 for registration of the Notes on May 20, 2016. Despite the filing, the Company was not able to obtain new CUSIP numbers for the Notes and, at the request of the noteholders, the Company agreed to file the S-4 registration statement which would allow for new CUSIP numbers for the New Notes. Once the S-4 is effective, the securities subject to the Supplemental Prospectus will be deregistered as unsold.

We are, accordingly, not filing an amendment to the S-4 previously filed.

Securities and Exchange Commission

July 12, 2016

Please contact the Company’s counsel, William W. Bouton, III, (860) 331-2626, with any questions or comments you may have regarding this filing.

Very truly yours,

BANKWELL FINANCIAL GROUP, INC.

By:	/s/ Ernest J. Verrico, Sr.

Name: Ernest J. Verrico, Sr.
Title: Executive Vice President and CFO

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